

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Mr. Kenneth V. Reif
Senior Vice President and General Counsel
Tri-State Generation and Transmission Association, Inc.
1100 W 116th Avenue
Westminster, CO 80234

   Re: Tri-State Generation and Transmission Association, Inc.
      Registration Statement on Form S-4
      Filed April 22, 2015
      File No. 333-203560

Dear Mr. Reif:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new bonds in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that the calculation of ratio of earnings to fixed charges is included as Exhibit 12.1 to the prospectus. Please provide the ratio itself in the prospectus, consistent with Item 503(d) of Regulation S-K and Item 3 to Form S-4.

Prospectus Cover Page

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Front Cover Page of Prospectus

4. Please provide the information required by Item 2 of Form S-4.

Forward-looking Statements, page ii

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Prospectus Summary

Organization and Corporate Information, page 3

6. We note your disclosure on page 27, and elsewhere in the prospectus, of various subsidiaries that you own. In this section, please provide detailed disclosure of your organizational structure, including an organizational flow chart.

Risk Factors, page 16

7. Please delete your statement that "[a]dditional risks not presently known to [you], or that [you] currently deem immaterial, may also impair [your] business, financial condition, or results of operations." Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

8. We note your disclosure here and elsewhere in this section that patronage capital is returned to your Members at the discretion of your Board of Directors. Please elaborate on the

process by which your Board of Directors determines when to return patronage capital, including any quantifiable information it utilizes in evaluating this decision.

9. We note your disclosure that the return of your patronage equity capital is subject to restrictions by certain debt instruments. Notwithstanding the restrictions you disclose on page 107, please tell us if there are any other restrictions that affect the return of your patronage equity capital within any other debt instruments. Please also confirm that the amount that was free of restrictions at December 31, 2014 was limited to compliance with the Equity to Capitalization Ratio.

Results of Operations

Year ended December 31, 2014 compared to years ended…

Operating Revenues, page 34

10. Please revise your filing to provide more context around the increase in non-member electric sales revenue in 2014 that was due to the recognition of $20 million of previously deferred non-member electric sales revenue. We refer you to Section III.B.1 of SEC Release No. 33-8350 for guidance on this area.

Liquidity, page 37

11. Here or in another appropriate place in the prospectus, please disclose the material terms of the 2011 Credit Agreement, such as the interest rate and a cross-reference to the covenants contained in the Master Indenture.

Contractual Commitments, page 40

12. Please tell us what consideration you gave to including estimated interest payments on outstanding debt obligations within this table. Given that the table is aimed at increasing transparency of cash flow, interest payments may be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Tri-State Generation and Transmission Association, Inc.

Wholesale Electric Service Contracts, page 46

13. Here or in another appropriate section of the prospectus, please disclose the material terms of the purchase agreements you have entered into with each of your members.

Fuel Supply, page 54

14. Please tell us whether you are an "operator," within the meaning given the term in section 3 of the Federal Mine Safety and Health Act of 1977, of any of the coal mines in which you hold an interest. If so, please provide the disclosure required by Item 104 of Regulation S-K.

Related Party Transactions, page 88

15. Please disclose the dollar value of each of the related party transactions identified in this section. Refer to Item 404(a) of Regulation S-K.

The Exchange Offer

Purpose and effects of the exchange offer, page 89

16. Please add the representation to your list on page 90 that the holder is not engaged in and does not intend to engage in a distribution of the new bonds.

Terms of the Exchange Offer, page 91

17. We note the disclosure indicating that you will issue the new bonds "on the earliest practicable date" after acceptance and return any old bonds not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old bonds "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Please also revise to state that the issuer will issue the new bonds promptly after expiration rather than after acceptance.

Expiration date; extensions; amendments, page 92

18. Please include a statement that any extension notice will disclose the approximate number of securities deposited or tendered as of the notice date. Please refer to Rule 14e-1(d) under the Exchange Act of 1934, as amended.

Conditions to the exchange offer, page 96

19. We note that the issuer may determine in its "sole judgment" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Description of the Master Indenture

Debt Service Ratio and Rate Covenant…, page 106

20. You use the term "generally defined" to explain the makeup of the Net Margins Available for Debt Service and the Annual Debt Service Requirement. Please tell us if there are other ways to calculate these inputs that are utilized to determine your Debt Service Ratio and revise your filing accordingly.

Consolidated Financial Statements, page F-1

21. Effective May 15, 2015, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Consolidated Statements of Equity, page F-6

22. Please reconcile the differences between the balances of Retirement of patronage capital disclosed here and on the Statement of Cash Flows on page F-7. In this regard, tell us if your distribution of patronage capital includes non-cash items.

Note 2 – Summary of Significant Accounting Policies

Accounting for Rate Regulation, page F-9

23. You disclose that the Association is recovering the goodwill costs pursuant to the accounting requirements related to regulatory accounting. Please explain the nature of rate making activities by the Board of Directors including the precedent for including goodwill in allowable costs of service. Please also tell us how these costs generated a regulatory asset. Refer to ASC 980-340-25-1. We may have further comment after considering your response.

24. Please tell us more about the deferred revenues that you classify as a regulatory liability including why the Association deferred the recognition of non-member electric sales revenue. Please also specifically tell us how these deferrals generated a regulatory liability as outlined in ASC 980-405-25.

Other Deferred Charges, page F-16

25. We note your disclosure that on abandoned projects, the related preliminary survey and investigation expenditures would be deferred as a regulatory asset if they were "large." Please tell us more about the threshold for meeting this category and how that applies to the guidance in ASC 980-360-35.

Kenneth V. Reif
Tri-State Generation and Transmission Association, Inc.
May 22, 2015
Page 6

Note 4 – Intangibles

Intangible Assets, page F-21

26. Please tell us the GAAP basis for classifying the amortization of the PPA intangible asset premium as a reduction of operating revenue. We may have further comments after considering your response.

Intangible Liabilities, page F-22

27. Similar to our comment 26 above, please tell us the GAAP basis for classifying the amortization of the Colowyo Coal intangible liability as an increase in other operating revenue.

Note 7 – Income Taxes, page F-27

28. Please show us how you arrived at a taxable loss for the Association of $197.2 million for fiscal year 2014.

Exhibit 99.1

29. Delete the language in the letter of transmittal requiring the bond holder to acknowledge his/her "review" of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven Khadavi, Esq.